UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

February 4, 2005
Date of Report (Date of earliest event reported)

Exact Name of Registrant as Specified in Its Charter; State of
Commission File	Incorporation; Address of Principal Executive Offices; and	IRS Employer
Number	Telephone Number	Identification Number

001-09120	Public Service Enterprise Group Incorporated	22-2625848
(a New Jersey Corporation)
80 Park Plaza
P.O. Box 1171
Newark, New Jersey 07102-1171
(973) 430-7000

001-00973	Public Service Electric and Gas Company	22-1212800
(a New Jersey Corporation)
80 Park Plaza
P.O. Box 570
Newark, New Jersey 07101-0570
(973) 430-7000

000-49614	PSEG Power LLC	22-3663480
(a Delaware Limited Liability Company)
80 Park Plaza T-25
Newark, New Jersey 07102-4194
(973) 430-7000

000-32503	PSEG Energy Holdings LLC	42-1544079
(a New Jersey Limited Liability Company)
80 Park Plaza T-20
Newark, New Jersey 07102-4194
(973) 456-3581

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☑	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 8 – Other Events.
Item 8.01. Other Events.
Item 9.01. Financial Statements and Exhibits.
SIGNATURES
SIGNATURES
SIGNATURES
SIGNATURES
EXHIBIT INDEX
Press Release
Application for Authorization of Disposition of Jusrisdictional Assets
Joint Application
Joint Petition
Notice of Holding Company Merger Transaction

Section 8 — Other Events.
Item 8.01. Other Events.

Exelon and PSEG Make Filings For Regulatory Approvals of the Merger

On December 20, 2004, Exelon Corporation (“Exelon”) and Public Service Enterprise Group Incorporated (“PSEG”) entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which PSEG will merge with and into Exelon with Exelon continuing as the surviving corporation (the “Merger”). Completion of the Merger is subject to a number of conditions, including the approval of a number of governmental authorities.

On February 4, 2005, Exelon and PSEG issued a press release announcing that they had filed petitions or applications for approval with the Federal Energy Regulatory Commission (“FERC”) under the Federal Power Act, the Pennsylvania Public Utility Commission (the “PPUC”) and the New Jersey Board of Public Utilities (the “NJBPU”). Commonwealth Edison Company, a subsidiary of Exelon, also filed a notice of the Merger with the Illinois Commerce Commission (“ICC”), whose formal approval of the Merger is not required. A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated into this Current Report on Form 8-K by reference.

Copies of the FERC, PPUC, NJBPU and ICC applications and notices (without exhibits and submitted testimony) are attached to this Current Report on Form 8-K as Exhibits 99.2, 99.3, 99.4 and 99.5, respectively, and are incorporated into this Current Report on Form 8-K by reference. PSEG expects that copies of the full filings will be available through each applicable governmental authority’s offices or its website.

Other state and federal agencies will have a role in reviewing various aspects of the transaction. Exelon and PSEG expect to make these remaining filings later to allow any required review to be completed in a timely manner.

* * * * *

This Current Report on Form 8-K is being filed separately by PSEG, Public Service Electric and Gas Company (“PSE&G”), PSEG Power LLC (“Power”) and PSEG Energy Holdings LLC (“Energy Holdings”) (collectively, the “PSEG Registrants”). Information contained herein relating to any individual company is provided by such company on its own behalf and in connection with its respective Form 8-K. PSE&G, Power and Energy Holdings each makes representations only as to itself and makes no other representations whatsoever as to any other company.

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving PSEG and Exelon, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical or current facts. Such statements are based upon the current beliefs and expectations of PSEG’s and Exelon’s management, are subject to significant risks and uncertainties and may differ materially from actual future experience involving any one or more of such matters. Actual results may differ from those set forth in the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the timing of the contemplated merger and the impact of any conditions imposed by regulators in connection with their approval thereof; the failure of PSEG and Exelon stockholders to make the requisite approvals for the transaction; the risk that the businesses will not be integrated successfully; failure to quickly realize cost-savings from the transaction as a result of technical, logistical, competitive and other factors; the effects of weather; the performance of generating units and transmission systems; the availability and prices for oil, gas, coal, nuclear fuel, capacity and electricity; changes in the markets for electricity and other energy-related commodities; changes in the number of participants and the risk profile of such participants in the energy marketing and trading business; the effectiveness of our risk management and internal controls systems; the effects of regulatory decisions and changes in law; changes in competition in the markets we serve; the ability to recover regulatory assets and other potential stranded costs; the outcomes of litigation and regulatory proceedings or inquiries; the timing and success of efforts to develop domestic and international power projects; conditions of the capital markets and equity markets; advances in technology; changes in accounting standards; changes in interest rates and in financial and foreign currency markets generally; the economic and political climate and growth in the areas in which we conduct our activities; and changes in corporate strategies. While we believe that our forecasts and assumptions are reasonable, we caution that actual results may differ materially. We intend the forward-looking statements to speak only as of the time first made and we do not undertake to update or revise them as more information becomes available. Additional factors that could cause PSEG’s and Exelon’s results to differ materially from those described in the forward-looking statements can be found in the 2003 Annual Reports on Form 10-K, and Quarterly Reports on Form 10-Q for the quarterly period ended September 30, 2004, and Current Reports on Form 8-K on December 21 and December 20, 2004, of PSEG and Exelon, as such reports may have been amended, each filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s website, www.sec.gov

This communication is not a solicitation of a proxy from any security holder of Exelon or PSEG. Exelon intends to file with the Securities and Exchange Commission a registration statement that will include a joint proxy statement/prospectus and other relevant documents to be mailed by Exelon and PSEG to their respective security holders in connection with the proposed merger of Exelon and PSEG. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION about Exelon, PSEG and the proposed merger. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, a copy of the joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from Exelon Corporation, Investor Relations, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398, or from Public Service Enterprise Group Incorporated, Investor Relations, 80 Park Plaza, P.O. Box 1171, Newark, New Jersey 07101-1171.

The respective directors and executive officers of Exelon and PSEG and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Exelon’s directors and executive officers is available in its proxy statement filed with the SEC by Exelon on March 12, 2004, and information regarding PSEG’s directors and executive officers is available in its proxy statement filed with the SEC by PSEG on March 10, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Item 9.01. Financial Statements and Exhibits.

(c) Exhibits.

Exhibit No.	Description

99.1	Press Release of Exelon Corporation and Public Service Enterprise Group Incorporated.

99.2	Application for Authorization of Disposition of Jurisdictional Assets Under Section 203 of the Federal Power Act, dated February 4, 2005.

99.3	Joint Application of PECO Energy Company and Public Service Electric and Gas Company to the Pennsylvania Public Utility Commission, dated February 4, 2005.

99.4	Joint Petition of Public Service Electric and Gas Company and Exelon Corporation to the Commissioners of the New Jersey Board of Public Utilities, dated February 4, 2005.

99.5	Commonwealth Edison Company’s Notice of Holding Company Merger Transaction to the Illinois Commerce Commission, dated February 4, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Public Service Enterprise Group Incorporated

/s/ Patricia A. Rado

Patricia A. Rado
Vice President and Controller
Public Service Enterprise Group Incorporated

February 4, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Public Service Electric and Gas Company

/s/ Patricia A. Rado

Patricia A. Rado
Vice President and Controller
Public Service Electric and Gas Company

February 4, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PSEG Power LLC

/s/ Patricia A. Rado

Patricia A. Rado
Vice President and Controller
PSEG Power LLC

February 4, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PSEG Energy Holdings LLC

/s/ Patricia A. Rado

Patricia A. Rado
Vice President and Controller
PSEG Energy Holdings LLC

February 4, 2005

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release of Exelon Corporation and Public Service Enterprise Group Incorporated.

99.2	Application for Authorization of Disposition of Jurisdictional Assets Under Section 203 of the Federal Power Act, dated February 4, 2005.

99.3	Joint Application of PECO Energy Company and Public Service Electric and Gas Company to the Pennsylvania Public Utility Commission, dated February 4, 2005.

99.4	Joint Petition of Public Service Electric and Gas Company and Exelon Corporation to the Commissioners of the New Jersey Board of Public Utilities, dated February 4, 2005.

99.5	Commonwealth Edison Company’s Notice of Holding Company Merger Transaction to the Illinois Commerce Commission, dated February 4, 2005.